BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the applicant required to be reported on Schedule B?
⊙ Yes   ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
FISCHER, HEIDI JILL	I	PRESIDENT	10/2023	NA	Y	N	4821269
~~CLARK, DOUGLAS GORDON~~	~~I~~	~~MANAGING DIRECTOR MARKET STRUCTURE/PRODUCT DESIGN~~	~~11/2023~~	~~NA~~	~~Y~~	~~N~~	~~4509208~~
RICHMOND, LAURE E	I	CFO, FINOP	03/2024	NA	N	N	5115429
CHEN, DENNO MIN-WEI	I	CHIEF COMPLIANCE OFFICER	01/2025	NA	N	N	8012832
FREDERICK, CHARLES	I	MANAGING DIRECTOR, PRODUCT DESIGN, ANALYTICS AND OPERATIONS	06/2025	NA	Y	N	3272244
TMX U.S. HOLDINGS, INC.	DE	SHAREHOLDER	08/2023	E	Y	N	38-4285659